United States
                       Securities and Exchange Commission
                             WASHINGTON, D.C. 20549


                                  Schedule 13G
                              (Amendment No. _1_)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  CUTERA, INC.
                                  ------------
                                (Name of Issuer)

                                  Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                    232109108
                        ---------------------------------
                                 (CUSIP Number)


                                February 22, 2005
--------------------------------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  232109108                                          Page 2 of 16 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners
--------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group          (a)
                                                                   (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                     Exit Filing -- Please see Attachment A

Number Of Shares               (5)      Sole Voting Power          -0-
Beneficially Owned             -------------------------------------------------
By Each Reporting              (6)      Shared Voting Power        -0-
Person With                             Exit Filing -- Please see Attachment A
                               -------------------------------------------------
                               (7)      Sole Dispositive Power     -0-
                               -------------------------------------------------
                               (8)      Shared Dispositive Power   -0-
                                        Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-      Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.00%    Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 232109108                                           Page 3 of 16 Pages



--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Partners II, L. P.
--------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group          (a)
                                                                   (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                     Exit Filing -- Please see Attachment A

Number Of Shares               (5)      Sole Voting Power          -0-
Beneficially Owned             -------------------------------------------------
By Each Reporting              (6)      Shared Voting Power        -0-
Person With                             Exit Filing -- Please see Attachment A
                               -------------------------------------------------
                               (7)      Sole Dispositive Power     -0-
                               -------------------------------------------------
                               (8)      Shared Dispositive Power   -0-
                                        Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-      Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.00%    Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

CUSIP No. 232109108                                           Page 4 of 16 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Management Partners II, LLC
--------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group          (a)
                                                                   (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                     Exit Filing -- Please see Attachment A

Number Of Shares               (5)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting              (6)      Shared Voting Power        -0-
Person With                             Exit Filing -- Please see Attachment A
                               -------------------------------------------------
                               (7)      Sole Dispositive Power     -0-
                               -------------------------------------------------
                               (8)      Shared Dispositive Power   -0-
                                        Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-      Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.00%    Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 232109108                                           Page 5 of 16 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero Partners II, LLC
--------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group          (a)
                                                                   (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                     Exit Filing -- Please see Attachment A

Number Of Shares               (5)      Sole Voting Power          -0-
Beneficially Owned             -------------------------------------------------
By Each Reporting              (6)      Shared Voting Power        -0-
Person With                             Exit Filing -- Please see Attachment A
                               -------------------------------------------------
                               (7)      Sole Dispositive Power     -0-
                               -------------------------------------------------
                               (8)      Shared Dispositive Power   -0-
                                        Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-      Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.00%    Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 232109108                                           Page 6 of 16 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Guy Nohra
--------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group          (a)
                                                                   (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                     Exit Filing -- Please see Attachment A

Number Of Shares               (5)      Sole Voting Power          31,737
Beneficially Owned             -------------------------------------------------
By Each Reporting              (6)      Shared Voting Power        -0-
Person With                             Exit Filing -- Please see Attachment A
                               -------------------------------------------------
                               (7)      Sole Dispositive Power     31,737
                               -------------------------------------------------
                               (8)      Shared Dispositive Power   -0-
                                        Exit Filing -- Please see Attachment A
                                        & Footnote 1
--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         31,737   Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.29 %   Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 232109108                                           Page 7 of 16 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Jean Deleage
--------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group          (a)
                                                                   (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                     Exit Filing -- Please see Attachment A

Number Of Shares               (5)      Sole Voting Power          1,913
Beneficially Owned             -------------------------------------------------
By Each Reporting              (6)      Shared Voting Power        -0-
Person With                             Exit Filing -- Please see Attachment A
                               -------------------------------------------------
                               (7       Sole Dispositive Power     1,913
                               -------------------------------------------------
                               (8)      Shared Dispositive Power   -0-
                                        Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,913    Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.02%    Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 232109108                                           Page 8 of 16 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Garrett Gruener
--------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group          (a)
                                                                   (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                     Exit Filing -- Please see Attachment A

Number Of Shares               (5)      Sole Voting Power          2,726
Beneficially Owned             -------------------------------------------------
By Each Reporting              (6)      Shared Voting Power        -0-
Person With                             Exit Filing -- Please see Attachment A
                               -------------------------------------------------
                               (7)      Sole Dispositive Power     2,726
                               -------------------------------------------------
                               (8)      Shared Dispositive Power   -0-
                                        Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,726    Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.03%    Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 232109108                                           Page 9 of 16 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Daniel Janney
--------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group          (a)
                                                                   (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                     Exit Filing -- Please see Attachment A

Number Of Shares               (5)      Sole Voting Power          1,376
Beneficially Owned             -------------------------------------------------
By Each Reporting              (6)      Shared Voting Power        -0-
Person With                             Exit Filing -- Please see Attachment A
                               -------------------------------------------------
                               (7)      Sole Dispositive Power     1,376
                               -------------------------------------------------
                               (8)      Shared Dispositive Power   -0-
                                        Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,376    Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.01 %   Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 232109108                                          Page 10 of 16 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alix Marduel
--------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group          (a)
                                                                   (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                     Exit Filing -- Please see Attachment A

Number Of Shares               (5)      Sole Voting Power          1,817
Beneficially Owned             -------------------------------------------------
By Each Reporting              (6)      Shared Voting Power        -0-
Person With                             Exit Filing -- Please see Attachment A
                               -------------------------------------------------
                               (7)      Sole Dispositive Power     1,817
                               -------------------------------------------------
                               (8)      Shared Dispositive Power   -0-
                                        Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,817    Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.02 %   Exit Filing -- Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                             Page 11 of 16 Pages

Item 1.

(a) Name of Issuer: Cutera, Inc. ("Issuer")

(b) Address of Issuer's Principal Executive Offices:

                  3240 Bayshore Blvd.
                  Burlingame, CA 94005


Item 2.

(a) Name of Person Filing:

         Alta Partners ("AP")
         Alta California Partners II, L.P. ("ACPII") Alta California Management Partners II, LLC ("ACMPII") Alta Embarcadero Partners II, LLC ("AEPII") Jean Deleage ("JD") Garrett Gruener ("GG") Daniel Janney ("DJ") Alix Marduel ("AM") Guy Nohra ("GN")

 (b) Address of Principal Business Office:

         One Embarcadero Center, Suite 4050
         San Francisco, CA  94111

 (c) Citizenship/Place of Organization:


         Entities:         AP               California
                           ACPII            Delaware
                           ACMPII           Delaware
                           AEPII            California


         Individuals:      JD               United States
                           GG               United States
                           DJ               United States
                           AM               United States
                           GN               United States


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 232109108

Item 3.  Not applicable.

                                                             Page 12 of 16 Pages


Item 4         Ownership.

                     Exit Filing -- Please see Attachment A
------- ------------------ ----------- ----------- ------------ ----------- -------------
                               AP        ACPII       ACMPII       AEPII          GN
------- ------------------ ----------- ----------- ------------ ----------- -------------
(a)     Beneficial            -0-         -0-          -0-         -0-         31,737
        Ownership
------- ------------------ ----------- ----------- ------------ ----------- -------------
(b)     Percentage of        0.00%       0.00%        0.00%       0.00%        0.29%
        Class
------- ------------------ ----------- ----------- ------------ ----------- -------------
(c)     Sole Voting Power     -0-         -0-          -0-         -0-         31,737
------- ------------------ ----------- ----------- ------------ ----------- -------------
        Shared Voting         -0-         -0-          -0-         -0-          -0-
        Power
------- ------------------ ----------- ----------- ------------ ----------- -------------
        Sole Dispositive      -0-         -0-          -0-         -0-         31,737
        Power
------- ------------------ ----------- ----------- ------------ ----------- -------------
        Shared                -0-         -0-          -0-         -0-          -0-
        Dispositive Power
------- ------------------ ----------- ----------- ------------ ----------- -------------
                               JD          GG          DJ           AM
------- ------------------ ----------- ----------- ------------ ----------- -------------
(a)     Beneficial           1,913       2,726        1,376       1,817
        Ownership
------- ------------------ ----------- ----------- ------------ ----------- -------------
(b)     Percentage of        0.02%       0.03%        0.01%       0.02%
        Class
------- ------------------ ----------- ----------- ------------ ----------- -------------
(c)     Sole Voting Power    1,913       2,726        1,376       1,817
------- ------------------ ----------- ----------- ------------ ----------- -------------
        Shared Voting         -0-         -0-          -0-         -0-
        Power
------- ------------------ ----------- ----------- ------------ ----------- -------------
        Sole Dispositive     1,913       2,726        1,376       1,817
        Power
------- ------------------ ----------- ----------- ------------ ----------- -------------
        Shared                -0-         -0-          -0-         -0-
        Dispositive Power
------- ------------------ ----------- ----------- ------------ ----------- -------------

Item 5.        Ownership of Five Percent or Less of a Class

Exit Filing --- See Attachment A

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

                                                             Page 13 of 16 Pages


Item 8.        Identification and Classification of Members of the Group

No   reporting   person  is  a  member  of  a  group  as   defined   in  Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:       Joint Filing Statement

                                                             Page 14 of 16 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 3, 2005

ALTA PARTNERS                                        ALTA CALIFORNIA PARTNERS II, L.P.

                                                     By:  Alta California Management Partners II, LLC,
                                                                  Its General Partner

By:      /s/ Jean Deleage                            By:      /s/ Guy Nohra
   -----------------------------------------            --------------------------------
         Jean Deleage, President                              Guy Nohra, Member


ALTA CALIFORNIA MANAGEMENT PARTNERS II, LLC          ALTA EMBARCADERO PARTNERS II, LLC



By:      /s/ Guy Nohra                               By:      /s/ Guy Nohra
   -----------------------------------------            --------------------------------
         Guy Nohra, Member                                   Guy Nohra, Member


         /s/ Jean Deleage                                    /s/ Guy Nohra
   -----------------------------------------            --------------------------------
         Jean Deleage                                           Guy Nohra


         /s/ Garrett Gruener                                 /s/ Alix Marduel
   -----------------------------------------            --------------------------------
         Garrett Gruener                                      Alix Marduel


         /s/ Daniel Janney
   -----------------------------------------
         Daniel Janney

                                                             Page 15 of 16 Pages


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING


Date:    March 3, 2005


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


ALTA PARTNERS                                        ALTA CALIFORNIA PARTNERS II, L.P.

                                                     By:  Alta California Management Partners II, LLC,
                                                                  Its General Partner

By:      /s/ Jean Deleage                            By:      /s/ Guy Nohra
   -----------------------------------------            --------------------------------
         Jean Deleage, President                              Guy Nohra, Member


ALTA CALIFORNIA MANAGEMENT PARTNERS II, LLC          ALTA EMBARCADERO PARTNERS II, LLC



By:      /s/ Guy Nohra                               By:      /s/ Guy Nohra
   -----------------------------------------            --------------------------------
         Guy Nohra, Member                                  Guy Nohra, Member


         /s/ Jean Deleage                                    /s/ Guy Nohra
   -----------------------------------------            --------------------------------
           Jean Deleage                                         Guy Nohra


         /s/ Garrett Gruener                                  /s/ Alix Marduel
   -----------------------------------------            --------------------------------
         Garrett Gruener                                      Alix Marduel


         /s/ Daniel Janney
   -----------------------------------------
         Daniel Janney

                                  Attachment A

                                   EXIT FILING

Alta Partners provides investment advisory services to several venture capital funds including Alta California Partners II, L.P. and Alta Embarcadero Partners II, LLC. On 2/22/05, Alta California Partners II, L.P. distributed 987,524 shares of Common Stock and Alta Embarcadero Partners II, LLC distributed 12,476 shares of Common Stock. The respective general partners and members of Alta California Partners II, L.P. and Alta Embarcadero Partners II, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners are members of Alta California Management Partners II, LLC (which is a general partner of Alta California Partners II, L.P.) and members of Alta Embarcadero Partners II, LLC. As members of such entities, they may be deemed to share voting and investment powers over the shares held by such funds. The principals of Alta Partners disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Guy Nohra, Director, is a member of Alta California Management Partners II, LLC (which is the general partner of Alta California Partners II, L.P.) and a member of Alta Embarcadero Partners II, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. As a result of the 2/22/05 Stock Distribution, the Guy Paul and Linda Nohra, Nohra Living Trust received 1,737 shares of Common Stock, of which 1,626 shares were received from Alta California Management Partners II, LLC and 111 shares were received from Alta Embarcadero Partners II, LLC. He also holds Stock Options for 30,000 shares of Common Stock granted on 5/10/2004 that will vest one-third annually over a three year period and will expire on 5/10/2014.

Mr. Jean Deleage is a member of Alta California Management Partners II, LLC (which is the general partner of Alta California Partners II, L.P.) and a member of Alta Embarcadero Partners II, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein.

As of February 22, 2005 - Common Stock Ownership: Shares Owned By/Affiliated with Jean Deleage

 Beneficial Owner (issued in the name of)                  # of Shares         Date Acquired
 ----------------------------------------                  -----------         -------------
   Jean Deleage 1,913                                        (2)  2/22/05
   Deleage Children's Trust FBO Andre Deleage (1)            203  (3)            2/22/05
   Deleage Children's Trust FBO Emmanuel Deleage (1)         203  (3)            2/22/05
   Deleage Children's Trust FBO Philippe Deleage (1)         203  (3)            2/22/05
   Deleage Children's Trust FBO Michel Deleage (1)           203  (3)            2/22/05

(1) Of which Mr. Deleage, a principal of Alta Partners (a venture capital firm) is neither a trustee nor claims beneficial ownership.
(2) As a result of the 2/22/05 Stock Distribution, Mr. Deleage received 1,913 shares of Common Stock; of which 813 shares were received from Alta California Management Partners II, LLC and 1,100 shares were received from Alta Embarcadero Partners II, LLC.

(3) As a result of the 2/22/05 Stock Distribution, each of the Deleage Children's Trusts received 203 shares of Common Stock Alta California Management Partners II, LLC.

Mr. Garrett Gruener is a member of Alta California Management Partners II, LLC (which is the general partner of Alta California Partners II, L.P.) and a member of Alta Embarcadero Partners II, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. As a result of the 2/22/05 Stock Distribution, he received 2,726 shares of Common Stock.; of which 1,626 shares were received from Alta California Management Partners II, LLC and 1,100 shares were received from Alta Embarcadero Partners II, LLC.

Daniel Janney is a member of Alta California Management Partners II, LLC (which is the general partner of Alta California Partners II, L.P.). He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. As a result of the 2/22/05 Stock Distribution, the Daniel Janney and Noelle Montgomery Family Trust received 1,376 shares of Common Stock were received from Alta California Management Partners II, LLC.

Dr. Alix Marduel is a member of Alta California Management Partners II, LLC (which is the general partner of Alta California Partners II, L.P.). She disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of her proportionate pecuniary interests therein. As a result of the 2/22/05 Stock Distribution, the Lockard / Marduel Revocable Trust received 1,817 shares of Common Stock; of which 1,376 shares were received from Alta California Management Partners II, LLC and 441 shares were received from Alta Embarcadero Partners II, LLC.

Alta Partners is a venture capital firm with an office in San Francisco. Alta Partners is California Corporation. Alta California Partners II, L.P. is a
Delaware Limited Partnership, and Alta Embarcadero Partners II, LLC is a California Limited Liability Company.